CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA, 52 - 28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 13 94

04030059

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Madrid, 10 May 2004

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

SUPPL

RECEIVED
2004 MAY 13 A 9:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

5/17

CORPORACIÓNMAPFRE
Analysts' presentation

MAPFRE

London, 9 March 2004

MAPFRE

This presentation has been prepared by Corporación Mapfre, S.A. ("CORPORACIÓN MAPFRE") solely for use at the presentation to analysts to be made on March 9, 2004. By attending the meeting where this presentation is made, or by reading the presentation slides, you agree to be bound by the following limitations.

THIS PRESENTATION IS BEING SUPPLIED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE FURTHER DISTRIBUTED OR PASSED ON TO ANY OTHER PERSON OR PUBLISHED, IN WHOLE OR IN PART, FOR ANY PURPOSE. NEITHER THIS PRESENTATION NOR ANY COPY OF IT MAY BE TAKEN OR TRANSMITTED INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES, CANADA OR AUSTRALIA, OR DISTRIBUTED OR REDISTRIBUTED IN JAPAN OR TO ANY RESIDENT THEREOF. THE DISTRIBUTION OF THIS PRESENTATION IN OTHER JURISDICTIONS MAY BE RESTRICTED BY LAW, AND PERSONS INTO WHOSE POSSESSION THIS DOCUMENT COMES SHOULD INFORM THEMSELVES ABOUT AND OBSERVE ANY SUCH RESTRICTIONS.

This presentation is being communicated in the United Kingdom only to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons being referred to as "relevant persons"). This presentation and its contents must not be acted on or relied upon by anyone who is not a relevant person. This presentation is only directed at relevant persons and any investment or investment activity to which this presentation relates is available only to relevant persons and will be engaged in only with relevant persons. Solicitations resulting from this presentation will only be responded to if the person concerned is a relevant person.

This presentation has been prepared by, and is the sole responsibility of, CORPORACIÓN MAPFRE. The information set out herein has not been independently verified and may be subject to updating, completion, revision and amendment and such information may change materially. No representation or warranty, express or implied, is or will be made by CORPORACIÓN MAPFRE, its affiliates, its advisors or any other person as to the accuracy, completeness or fairness of the information or opinions contained in this presentation and any reliance you place on them will be at your sole risk. Without prejudice to the foregoing, CORPORACIÓN MAPFRE, its affiliates and its advisors do not accept any liability whatsoever (whether in negligence or otherwise) for any loss howsoever arising, directly or indirectly, from use of this presentation or its contents or otherwise arising in connection therewith.

This presentation does not constitute or form part of, and should not be construed as, any offer for sale or subscription of, or solicitation of any offer to buy or subscribe for, any securities of CORPORACIÓN MAPFRE nor should it or any part of it form the basis of, or be relied on in connection with, any contract or commitment whatsoever. Any such offer, subscription or solicitation will be made by means of a Spanish prospectus (for offers within Spain) or an international offering memorandum (for offers outside Spain) to be issued by CORPORACIÓN MAPFRE in due course in connection with the proposed rights offering. It is expected that the Spanish prospectus will be presented for registration by the Spanish Securities and Exchange Commission (*Comisión Nacional del Mercado de Valores*) in the week commencing March 14, 2004. Any decision in connection with the proposed rights offering described in this presentation should be made solely on the basis of the information to be contained in such Spanish prospectus or international offering memorandum. This presentation does not constitute a recommendation regarding the securities of CORPORACIÓN MAPFRE.

This presentation and the information contained herein are not an offer of securities for sale in the United States and are not for publication or distribution to persons in the United States (within the meaning of Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act")). The securities proposed to be offered in CORPORACIÓN MAPFRE have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration under the Securities Act or an exemption from the registration requirements of the Securities Act. There will be no public offering of the securities of CORPORACIÓN MAPFRE referred to in this presentation in the United States.

Certain statements in this presentation, including those related to the proposed rights offering, are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements, or market conditions, to be materially different from those expressed or implied by these forward-looking statements. These include, without limitation, securing necessary regulatory approvals, the satisfaction of the conditions of the rights offering and certain other factors described on the last page of this presentation. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein and in our past and future filings and reports, including those filed with the Spanish Securities and Exchange Commission (*Comisión Nacional del Mercado de Valores*).

Forward-looking statements contained in this presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. CORPORACIÓN MAPFRE does not (and neither does any person connected with the proposed rights offering) undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation.

It is expected that the Spanish prospectus will be presented for registration by the Spanish Securities and Exchange Commission (Comisión Nacional del Mercado de Valores, the "CNMV") in the week commencing March 14, 2004. Once registered, the Spanish prospectus will be available from the registered office of MAPFRE, at Madrid, Paseo de Recoletos, 25, and the office of the CNMV, at Madrid, Paseo de la Castellana,15.

1) Overview of the transaction
2) Strategic achievements
3) Financing and acquisitions
4) Transaction rationale
5) Mapfre RE
6) Update on the integration of Musini, S.A.
7) Mapfre Asistencia
8) Summary
9) Appendix
10) Contacts

nale for the equity offering

- CORPORACIÓN MAPFRE believes significant opportunities exist to drive long-term value creation through:
  - A sustained rate of self-financed organic growth;
  - Value-enhancing add-on acquisitions in core markets;
  - Promoting the development of MAPFRE RE and MAPFRE ASISTENCIA.
- CORPORACIÓN MAPFRE is in a position to seize these opportunities successfully on the back of its:
  - Present size and financial strength;
  - Experience accumulated through previous acquisitions and turnarounds.
- CORPORACIÓN MAPFRE considers a rights issue to be appropriate at this stage:
  - It has proved its ability to generate value from new investments by applying its specific expertise;
  - Strong solvency levels have supported growth so far, and must be preserved.

unt

MAPFRE

- Structure of the issue:
  - Pre-emptive rights issue;
  - Terms:
    - Amount raised: € 500,544,764.10;
    - New shares issued: 57,336,170;
    - Price: € 8.73 per new share;
    - 6 new shares for every 19 existing shares;

- The amount raised through this rights issue will increase by approximately 23% the market capitalisation of CORPORACIÓN MAPFRE, at current prices, and will enhance the liquidity of its shares.

- MAPFRE MUTUALIDAD, the majority shareholder in CORPORACIÓN MAPFRE, has agreed to take up its rights and to subscribe for any new shares that may not be subscribed for by other shareholders.

MAPFRE

mated use of proceeds

- Repayment of debt raised in connection with:
  - The acquisition of MUSINI — € 100 million
  - The financing of the investments carried out by MAPFRE ASISTENCIA — € 40 million
- Investments already committed:
  - MAPFRE RE — € 130 million
  - Services for the elderly — € 40 million
- Potential new investments in direct insurance, primarily in Spain and/or Portugal: — € 190 million
- It is estimated that, as a consequence of the repayment of existing debt allowed by the rights issue, gearing will fall from 40% to less than 20%.

MAPFRE

›cted timetable(1)

• Registration of Spanish language prospectus (folleto) and distribution of the International Offering Memorandum	Week of March the 14th
• Subscription and rights trading period	22/03/04 – 07/04/04
• Issuance and registration of the new shares	14/04/04
• Commencement of trading in the new shares	15/04/04

Final dates are conditional upon the date on which the CNMV (the Spanish Securities and Exchange Commission) will give its approval to the Spanish language prospectus (folleto).

1) Overview of the transaction
2) Strategic achievements
3) Financing and acquisitions
4) Transaction rationale
5) Mapfre RE
6) Update on the integration of Musini, S.A.
7) Mapfre Asistencia
8) Summary
9) Appendix
10) Contacts

poración Mapfre:
sistent delivery on the strategic goals of Sistema Mapfre

MAPFRE

Consolidate the Group's leading position in the Iberian Peninsula	• Consistently growing market shares[1] • Acquisition of FINISTERRE and MUSINI
Strengthen presence in Latin American direct insurance	• Falling combined ratio and growing ROE • All Latin American direct insurance subsidiaries were profitable in 2003 • 4.3% share of the Latin American Non-life market[2]
Drive forward the development of CORPORACIÓN MAPFRE and the value of its share	• Growth rates above targets • All the main subsidiaries increased their profits in 2003, compared with 2002 • The CORPORACIÓN MAPFRE share has been among the top-performing European insurance stocks over the last four years
Optimise the results of the alliance with CAJA MADRID in the home market	• No. 1 by premiums in the domestic insurance market[1] • Continuous addition of new products to the IT systems of CAJA MADRID
Promote the international development of MAPFRE RE and MAPFRE ASISTENCIA	▪ MAPFRE RE: enhanced competitive position, and strong growth supported by two capital increases ▪ MAPFRE ASISTENCIA: acquisitions in Italy and the USA
Expand the Commercial Insurance business	• Creation of the Commercial Insurance Unit • Integration of MUSINI

1) According to the initial 2003 figures for the Spanish market released by ICEA.
2) Own calculations, based on 2002 data provided by SIGMA and Fundación MAPFRE Estudios.

Mapfre:
Continued market share growth in Spain

MAPFRE



Total market
Non-Life
Life
3.8%
6.9%
5.0%
0.5%
1.0%
7.5%
5.7%
0.8%
1.3%
6.5%
8.3%
0.6%
9.1%
1998
2003
1998
2003
1998
2003
Corporación Mapfre
Musini
Finisterre
Mapfre Mutualidad

Figures shown refer to total premiums. 1998 figures include the premiums of the insurance subsidiaries of CAJA MADRID. Source: ICEA

Corporación Mapfre:
Strong growth in Non-life premiums: 1998 – 2003

MAPFRE


98-03 CAGR: 13.7%
1,898
2,004
2,499
3,129
3,357
3,599
1998
1999
2000
2001
2002
2003

Million euros

Corporación Mapfre: Substantial increase in funds under management(1)

MAPFRE



98-03 CAGR: 20.9%
7,702
8,613
12,488
14,857
15,964
19,882
1998
1999
2000
2001
2002
2003
Technical reserves
Investment Funds
Pension Funds(2)
Shareholders Equity
Other Funds (3)

Million euros

1) Figures do not include funds managed by the asset management subsidiaries of CAJA MADRID and MUSINI. A breakdown of the figures contained in this chart is found in the Appendix.
2) Pension funds figures do not contain defined benefit funds entered into through a Life insurance contract, as they are included in the mathematical provisions of the Life insurance business.
3) Includes: provisions for risks and expenses, deposits received on ceded reinsurance and dues on transactions in preparation of insurance policies.

Corporación Mapfre:
Relentless focus on technical profitability

MAPFRE

COMBINED RATIO[1]



107.2%
106.1%
104.2%
102.2%
101.3%
96.5%
1988
1999
2000
2001
2002
2003

1) (Net claims incurred + variation of other technical reserves + net operating expenses + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures relative to the Non-life Technical account.

Corporación Mapfre:
Turnaround achieved at Mapfre América

MAPFRE



Argentine crisis
112.0%
109.7%
108.1%
105.8%
112.5%
102.2%
4.2
-7.2
2.5
18.1
26.5
37.8
1998
1999
2000
2001
2002
2003
Net profit
Combined ratio

Million euros

Corporación Mapfre:
Net profit more than doubled over the last 5 years

MAPFRE



98-03 CAGR: 16.9%
64.8
69.9
91.9
96.2
113.4
141.3
7.7%
7.9%
9.1%
8.4%
10.1%
13.0%
1998
1999
2000
2001
2002
2003
Net result
ROE

Million euros

Corporación Mapfre:
Consistent share price outperformance

MAPFRE

- The CORPORACIÓN MAPFRE share has been among the top-performing European insurance stocks over the last four years.

- This performance reflects the acknowledgement by investors of a number of key features of CORPORACIÓN MAPFRE, that are distinctive of SISTEMA MAPFRE as a whole:
  - Leading position in the Spanish market;
  - A positive technical result;
  - The consolidation of the improvement in the international operations;
  - A prudent investment policy, with a high-quality and low-risk investment portfolio;
  - A strong consolidated solvency margin;
  - High financial strength and credit ratings;
  - Little or no exposure to the largest risks and claims in recent years.

Relative performance of MAP, 01/01/00 to 31/12/03


- - - Dj Stoxx Insurance
—— IBEX 35

Source: own calculation using Reuters data.

MAPFRE

1) Overview of the transaction
2) Strategic achievements
3) Financing and acquisitions
4) Transaction rationale
5) Mapfre RE
6) Update on the integration of Musini, S.A.
7) Mapfre Asistencia
8) Summary
9) Appendix
10) Contacts

Corporación Mapfre: Capital increases

MAPFRE

- The last capital increase of CORPORACIÓN MAPFRE took place in 1997, upon the conversion of convertible securities.

- Since then, CORPORACIÓN MAPFRE has considerably increased its business volumes, market shares and profitability through:
  - Organic growth;
  - Acquisitions.

Transactions	Year	Amount	Year-end market capitalisation	% of market capitalisation
Rights issue	1986	40.9	578.1	7.1%
Rights issue	1987	28.9	273.1	10.6%
Rights issue	1988	50.6	552.2	9.2%
Rights issue	1989	84.3	930.7	9.1%
Rights issue	1990	67.4	506.5	13.3%
--	1991	---	571.9	
Convertibles[1]	1992	60.1	530.3	11.3%
--	1993	---	1,148.8	
Convertibles[1]	1994	48.1	898.2	5.4%
--	1995	---	1,110.2	
Convertibles[1]	1996	96.2	1,438.4	6.7%
Total amount		476.5		

1) Converted into shares in three successive capital increases after 3, 9, and 15 months, respectively.

Million euros

Corporación Mapfre: 1996-2003 funding

MAPFRE

- Over the 1996-2003 period, CORPORACIÓN MAPFRE has funded organic growth and acquisitions through:
  - Short- and long-term debt financing;
  - A larger presence of minority shareholders;
  - The sale of BANCO MAPFRE and MAPFRE AMÉRICA VIDA to the parent company;
  - Operating cash generation.

	1996	1997	1998	1999	2000	2001	2002	2003	TOTAL
Gross investment	91.0	66.5	160.1	116.1	731.8	186.8	173.3	374.8	1,900.3
Contributions from minority shareholders	—	—	99.0	39.1	497.9	12.7	43.6	55.2	747.5
Subsidiaries' self-financing	—	—	—	—	129.3	54.5	12.5	143.5	339.9
Net investment by CORPORACIÓN MAPFRE (holding company)	**91.0**	**66.5**	**61.1**	**76.9**	**104.6**	**119.6**	**117.2**	**176.1**	**813.0**
Convertible securities (converted into shares between 1996 and 1997)	96.2	—	—	—	—	—	—	—	96.2
Sale of BANCO MAPFRE and MAPFRE AMÉRICA VIDA to MAPFRE MUTUALIDAD	—	—	—	—	52.6	8.8	—	—	61.4
Entry of new minority shareholders	25.4	29.1	76.9	31.7	46.9	—	—	—	210.0
Debt	—	30.1	—	30.1	-12.0	226.9	—	140.0	415.0
Self-financing	-30.6	7.4	-15.8	15.1	17.2	-116.1	117.2	36.1	30.5
Total funding	**91.0**	**66.5**	**61.1**	**76.9**	**104.6**	**119.6**	**117.2**	**176.1**	**813.0**

Million euros

Corporación Mapfre: Evolution of key performance and solvency ratios

MAPFRE

- Over the 1998-2003 period, which has coincided in part with a time of serious distress for the insurance sector globally, CORPORACIÓN MAPFRE has:
  - Increased its cash flow;
  - Raised its ROE and EPS;
  - Preserved its solid solvency position, while enhancing its capital efficiency;
  - Maintained credit ratings among the strongest in the European insurance sector.

	1998	1999	2000	2001	2002	**2003**
Net result	64.8	69.9	91.9	96.2	113.4	**141.3**
Cash earnings	109.8	110.0	142.1	171.0	188.8	**211.8**
ROE	7.7%	7.9%	9.1%	8.4%	10.1%	**13.0%**
EPS (€ cents)	36	39	51	53	62	**78**
Solvency margin (x)	3.8	3.3	3.2	2.8	2.5	**2.2**
Credit rating:						
- AM Best	—	—	—	—	—	**aa -**
- Standard & Poor's	—	—	—	A +	A +	**AA -**

Million euros

Corporación Mapfre:
Capital management and funding policy

MAPFRE

- CORPORACIÓN MAPFRE considers its present strong solvency level to be one of its key competitive advantages and its capital management strategy is framed around maintaining it.

- The funding policy will continue to be based on a prudent mix of debt and equity. CORPORACIÓN MAPFRE intends to maintain leverage levels compatible with the following key ratios that are factored into the present SISTEMA MAPFRE group ratings:
  - EBITDA Interest Coverage of at least 15x;
  - Debt/Economic Capital[1] lower than 5%.

- The financial position of the main subsidiaries is sound:
  - Solvency margins are equal on average to at least 2x the minimum requirement;
  - Most of them have consistently increased their ROEs since 1998 (see Appendix).

1) Takes into account minority shareholdings, embedded value, unrealised capital gains and debt.

Corporación Mapfre: Criteria for acquisitions

MAPFRE

- Companies acquired in recent years fit into the strategic goals of SISTEMA MAPFRE. Moreover, they allowed to:
  - Access business niches in which the Group was under-represented (e.g. Finisterre);
  - Increase market shares;
  - Exploit scale economies.
- From a financial standpoint, acquired companies were characterised by:
  - The ability to raise the consolidated ROE in the short- to medium-term;
  - A positive contribution to results and accretion to EPS;
  - A manageable impact on the consolidated capital and funding position.
- The valuation of acquisition targets is based on:
  - NPV discounted at both the cost of capital of the target and the consolidated cost of capital;
  - Multiples (only as a reference) of: profits; book value; EV; and AV.
- These criteria will be followed in the assessment of future acquisition opportunities.

Corporación Mapfre:
Contribution of selected recent investments to net results and EPS

MAPFRE

Company	Type of investment	Contribution to the net result (€ million) 2001	2002	2003	Contribution to earnings per share (€ cents) 2001	2002	2003
Mapfre Finisterre[(1)]	Acquisition	0.7	1.5	1.6	0.4	0.8	0.9
Mapfre Guanarteme[(2)]	Buy-out of minority shareholdings	---	0.5	2.2	---	0.3	1.2
Mapfre Tepeyac[(3)]	Buy-out of minority shareholdings	---	1.9	1.1	---	1.0	0.6
Musini, S.A.[(4)]	Acquisition	---	---	0.8	---	---	0.4
Musini Vida[(4)]	Acquisition	---	---	2.1	---	---	1.2
Road America[(5)]	Acquisition	---	---	0.3	---	---	0.2
Nuovi Servizi Auto[(6)]	Acquisition	---	---	0.9	---	---	0.5
Total		0.7	3.9	9.0	0.4	2.1	5.0
EPS for the year (€ cents)					53	62	78
% of EPS for the year					0.7%	3.4%	6.4%

1) Finisterre was consolidated for the first time on 01/04/01, hence 2001 figures only include the last three quarters.
2) 7.5% of MAPFRE GUANARTEME was acquired in September 2002 and 22.5% in July 2003.
3) The minority buyout took place on 30/06/03, hence 2002 figures only include the second half of the year.
4) MUSINI, S.A. and MUSINI VIDA were consolidated for the first time on 01/10/03, hence 2003 figures only include the last quarter.
5) ROAD AMERICA was consolidated for the first time effective 01/01/03, hence 2003 figures include the results for the whole year.
6) NUOVI SERVIZI AUTO was consolidated for the first time on 19/06/03, hence 2003 figures include the second half of the year plus twelve days of the second quarter.

MAPFRE

1) Overview of the transaction
2) Strategic achievements
3) Financing and acquisitions
4) Transaction rationale
5) Mapfre RE
6) Update on the integration of Musini, S.A.
7) Mapfre Asistencia
8) Summary
9) Appendix
10) Contacts

Estimated use of proceeds

- It is expected that the proceeds from the issuance will be invested as follows:
  - Repayment of debt raised in connection with:
    - The acquisition of MUSINI[1] — € 100 million
    - The financing of the investments carried out by MAPFRE ASISTENCIA — € 40 million
  - Investments already committed:
    - MAPFRE RE — € 130 million
    - Services for the elderly — € 40 million
  - Potential new investments in direct insurance, primarily in Spain and/or Portugal: — € 190 million

1) The total cost for MUSINI, S.A. was € 198.3 million. CORPORACIÓN MAPFRE, as a 51% shareholder in MAPFRE CAJA MADRID HOLDING, contributed 51% of such total cost, or € 101.1 million. MAPFRE VIDA acquired 100% of MUSINI VIDA for a total cost of € 100.2 million.

Estimated use of proceeds (continued)

- The amount earmarked for investments in direct insurance:
  - Is intended to be used for acquisitions;
  - Is not indicative of the actual amount of the transaction(s) and may be complemented with additional debt financing.

- It is estimated that, as a consequence of the repayment of existing debt allowed by the rights issue, gearing will fall from 40% to less than 20%, as shown in the following table:

	Figures as of 31/12/2003	Pro forma adjustments	**Pro forma as adjusted**
a) Shareholders' funds	1,089	500	**1,589**
b) Debt	435	-140	**295**
Gearing (b/a)	40%		**19%**

- The rights issue is also expected to increase the liquidity of the shares of CORPORACIÓN MAPFRE, one of the long-term goals of SISTEMA MAPFRE.

Corporación Mapfre:
Investments in Spain and Portugal

MAPFRE

- The consolidation of a leading position in the Iberian Peninsula is one of the long-standing strategic goals of SISTEMA MAPFRE.

- Presently, CORPORACIÓN MAPFRE is analysing a number of acquisition opportunities in both Spain and Portugal.

- Any transactions in Portugal will likely lead to a consolidation into one single group of the businesses presently run by SISTEMA MAPFRE companies in that country, including:
  - MAPFRE SEGUROS GERAIS, 75%-owned by MAPFRE MUTUALIDAD and 25% by MAPFRE SEGUROS GENERALES, in which CORPORACIÓN MAPFRE will acquire in due course a majority shareholding;
  - The Portuguese branches of MAPFRE VIDA and MAPFRE CAUCIÓN y CRÉDITO.

Corporación Mapfre:
Investments in Latin America

MAPFRE

- MAPFRE AMÉRICA has successfully restructured its operations:
  - The underwriting result is under control;
  - Expenses are in the process of being reduced, although there is still room for improvement;
  - ROE has shown a clear upwards trend over the past four years.
- CORPORACIÓN MAPFRE believes opportunities exist to strengthen the present market position through well-considered acquisitions.
- Smaller acquisitions may be carried out directly by subsidiaries, as was the case in the recent acquisition by MAPFRE USA of the Puerto Rican subsidiary of Canada Life. Larger transactions will likely require an investment by CORPORACIÓN MAPFRE, through MAPFRE AMÉRICA.

Reinsurance market environment

MAPFRE

- Presently, business conditions in the reinsurance market are favourable:
  - Rates have regained profitable technical levels;
  - Reinsurance terms and conditions have tightened significantly;
  - The reinsurance sector as a whole should maintain its focus on underwriting discipline:
    - Investment returns are at historic lows;
    - A material contraction in the capital base has reduced traditional capacity;
    - There are fewer active players;
    - Under-reserving in some business lines is expected to remain an issue for some time;
    - Shareholders are demanding satisfactory returns.

Mapfre RE:
ideally positioned in the present market environment

MAPFRE

- MAPFRE RE is ideally positioned to take advantage of the present market environment:
  - Specialised reinsurer, with a particular focus on the Property business;
  - Prudent underwriting policies supported by effective management controls;
  - Geographically well-diversified portfolio;
  - Established and long-standing client relationships, 80% of which are direct;
  - Extensive direct international presence through 15 branches;
  - Low combined ratio, particularly in view of the fact that over 70% of its business is proportional;
  - Clean financial track record: never a loss, nor a capital increase to cover solvency or reserve shortfalls;
  - Financial strength ratings among the strongest;
  - The development of its business is one of the goals in the Strategic Plan of SISTEMA MAPFRE.

Mapfre RE:
Consistent underwriting outperformance across the cycle

MAPFRE

- An underwriting policy focussed on obtaining a positive technical result has led to combined ratios consistently below market average



109.9%
106.0%
102.0%
102.0%
104.0%
106.0%
118.0%
116.0%
134.6%
105.0%
100.0%
102.5%
100.1%
102.0%
104.0%
102.4%
6.1%
103.8%
11.5%
104.3%
2.5%
104.8%
7.8%
91.1%
2.4%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
MAPFRE RE - EX CAT
MAPFRE RE - CAT
REINSURANCE SECTOR(1)

Source: Fox-Pitt, Kelton / AM Best, except 2001 and 2002 (MAPFRE RE estimate). The expense ratio of MAPFRE RE used in this chart is calculated as a percentage of net premiums written to ensure consistency with market figures.

Mapfre RE:
Result of the renewal campaign in 2004

MAPFRE



100%
- 11%
89%
+ 15%
+ 37%
- 6%
135%
Total contracts to be renewed January 2004
Cancellations/ share reductions
Renewed treaties
Increase in portfolio
New business
Exchange rate effect
Estimated premium growth in 2004

MAPFRE

Mapfre RE:
Rationale for the capital increase

- MAPFRE RE has achieved its present market position, ratings and results on the back of a comparatively lower ratio of shareholders' funds to net premiums written.

- However, while its financial strength ratings are among the strongest, MAPFRE RE's size is comparatively small in a global context.

- Present business conditions are uniquely attractive for MAPFRE RE:
  - Its financial security is leading to growing market demand for its reinsurance capacity
  - Its present position allows it to increase its business volumes significantly at favourable underwriting terms without changing the rigorous risk selection policy it has successfully applied so far

- MAPFRE RE intends to seize this opportunity to further develop its business and generate additional value for its shareholders. Expected growth will have to be supported by an appropriate amount of capital to maintain its present strong solvency levels.

Mapfre RE: Year 2004 strategy

MAPFRE

- Consolidate the presence in selected markets and business lines, on the basis of a stronger capitalisation and a favourable technical environment.
- Increase business volumes, maintaining the present focus, underwriting policy and portfolio structure.
- Optimise retention levels.
- Maintain the present role as the reference reinsurer for SISTEMA MAPFRE.
- Renew the organisation and strengthen human resources.
- Reduce the expense ratio.
- Acquire and develop new underwriting and portfolio management software applications.

MAPFRE

Integration of Musini, S.A.

MAPFRE

- The legal and operating integration is designed to be effected as follows:
  - MUSINI, S.A. will transfer, in exchange for shares in each company:
    - Its industrial insurance business to MAPFRE INDUSTRIAL;
    - Its accidents insurance business to MAPFRE SEGUROS GENERALES;
    - Its life insurance business to MAPFRE VIDA.
  - In due course, MUSINI, S.A. will become a holding company and:
    - Will own 100% of MAPFRE INDUSTRIAL;
    - Will be absorbed by MAPFRE CAJA MADRID HOLDING.
  - The subsidiaries of MUSINI, S.A. will be transferred to the subsidiaries of MAPFRE CAJA MADRID HOLDING that operate in their respective business areas.

Mapfre Empresas:
Breakdown of direct Non-life insurance premiums by business line[1]

MAPFRE

BRANCH	MARKET	MUSINI, S.A.	SHARE	MAPFRE EMPRESAS	SHARE	COMBINED SHARE
TOTAL NON-LIFE MARKET	21,181.1	333.0	1.6%	424.8	2.0%	3.6%
Marine and Transport	564.1	144.0	25.5%	88.0	15.6%	41.1%
Fire	188.8	58.6	31.0%	0.0	0.0%	31.0%
Pecuniary Losses	68.9	15.3	22.2%	1.6	2.3%	24.5%
Third-party liability	1,028.0	66.6	6.5%	116.5	11.3%	17.8%
Credit	442.9	0.0	0.0%	72.1	16.3%	16.3%
Surety	55.6	1.9	3.4%	6.9	12.4%	15.8%
Industrial Multiperil	752.9	2.3	0.3%	93.4	12.4%	12.7%
Damages	817.8	37.8	4.6%	46.3	5.7%	10.3%
Accidentes	647.9	6.1	0.9%	0.0	0.0%	0.9%
Motor TPL	5,737.3	0.4	0.0%	0.0	0.0%	0.0%

MUSINI



Industrial Multiperil
0.7%
Credit and Surety
0.6%
Other
2.0%
TPL
20.0%
Marine and Transport
43.2%
Pecuniary Losses
4.6%
Fire and damages
28.9%

MAPFRE EMPRESAS



Industrial Multiperil
22.0%
Marine and Transport
20.7%
Fire and damages
10.9%
Credit and Surety
18.6%
Pecuniary Losses
0.4%
TPL
27.4%

TOTAL



Industrial Multiperil
12.6%
Other
0.9%
Marine and Transport
30.6%
Credit and Surety
10.7%
TPL
24.2%
Fire and damages
18.8%
Pecuniary Losses
2.2%

1) 2002 figures. Source: ICEA

Million euros

1) Overview of the transaction
2) Strategic achievements
3) Financing and acquisitions
4) Transaction rationale
5) Mapfre RE
6) Update on the integration of Musini, S.A.
7) Mapfre Asistencia
8) Summary
9) Appendix
10) Contacts

Mapfre Asistencia

MAPFRE

- MAPFRE ASISTENCIA is the Unit of MAPFRE that specialises in:
  - Assistance insurance and services;
  - Ancillary services for the insurance business;
  - Outsourcing services for insurance companies and corporate customers.

- Since 1996, the year in which it started operating as an independent company, its gross revenues have grown consistently at double-digit rates, led by service income, on the back of both organic growth and acquisitions.

- The business lines in which MAPFRE ASISTENCIA operates are:
  - Home, road and travel assistance;
  - Financial losses, legal defense and warranty insurance;
  - Insurance claims management;
  - Adjustment of bodily injuries claims;
  - Cost containment services;
  - Call centres (information services, service provision, phone marketing, etc.);
  - Travel agency;
  - Services for the elderly.

- At the end of 2003, MAPFRE ASISTENCIA had a direct presence in 37 countries.

- MAPFRE ASISTENCIA is rated A+ by AM Best and A1 by Moody's Investors Service.

Mapfre Asistencia: Gross revenues

MAPFRE



96-03 CAGR: 16.2%
83
117
129
158
197
222
206
238
1996
1997
1998
1999
2000
2001
2002
2003

Million euros

Mapfre Asistencia: Outlook

MAPFRE

- 2003 was a landmark year for MAPFRE ASISTENCIA, which:
  - Carried out the acquisition of ROAD AMERICA (U.S.A.), a roadside assistance company, and of NUOVI SERVIZI AUTO (Italy), a company specialised in warranty programs for used vehicles;
  - Incorporated its subsidiary MAPFRE ASISTENCIA ORO, in which it expects to invest € 140 million over five years, 70% funded with debt and mortgage loans. This subsidiary will specialise in the provision of services for the elderly in Spain, through an ambitious development plan based on:
    - The construction and management of residences, residential complexes and day-care centres;
    - The combination of assistance services with insurance products.
- MAPFRE ASISTENCIA is a fast-growing company and will continue to select and develop new business lines over the next few years, with a specific focus on the provision of services and on the European market.
- Its present ROE reflects the start-up nature of several of its business lines, particularly MAPFRE ASISTENCIA ORO.



Mapfre Asistencia:
Breakdown of gross revenues

MAPFRE

1996


Spain
38%
Latin America
52%
Europe
8%
Middle East
1%
North America
1%

2003


Spain
35%
Latin America
32%
North America
12%
Europe
16%
Middle East
5%

1) Overview of the transaction
2) Strategic achievements
3) Financing and acquisitions
4) Transaction rationale
5) Mapfre RE
6) Update on the integration of Musini, S.A.
7) Mapfre Asistencia
8) Summary
9) Appendix
10) Contacts

Summary

MAPFRE

- CORPORACIÓN MAPFRE believes that:
  - It presently finds itself in a position to seize successfully a number of significant opportunities for both organic and external growth;
  - A rights issue is appropriate at this stage.
- New shares are being offered to existing shareholders, at the following terms:
  - Amount raised: € 500,544,764.10;
  - New shares issued: 57,336,170;
  - Price: € 8.73 per new share;
  - 6 new shares for every 19 existing shares;
- The proceeds raised through the offering will be used to fund:
  - Investments made in 2003 and committed for 2004;
  - New acquisitions;
  - Organic growth in business segments in which it can leverage its competitive advantages.
- Expected timetable:
  - Subscription and rights trading period 22/03/04 – 07/04/04
  - Commencement of trading in the new shares 15/04/04
- MAPFRE MUTUALIDAD, the majority shareholder in CORPORACIÓN MAPFRE, has agreed to take up its rights and to subscribe for any new shares that may not be subscribed for by other shareholders.

MAPFRE

1) Overview of the transaction
2) Strategic achievements
3) Financing and acquisitions
4) Transaction rationale
5) Mapfre RE
6) Update on the integration of Musini, S.A.
7) Mapfre Asistencia
8) Summary
9) Appendix
10) Contacts

Key year-end figures

	1999	2000	2001	2002	**2003**	% 03/02
Non-Life gross written and accepted premiums	2,004.2	2,499.3	3,128.9	3,357.0	**3,599.4**	7.2%
Life gross written and accepted premiums	719.2	1,703.1	2,660.3	2,290.3	**1,715.4**	-25.1%
Net income, group share	69.9	91.9	96.2	113.4	**141.3**	24.6%
Total assets	7,031.0	11,205.3	14,020.7	15,237.7	**19,074.4**	25.2%
Funds under management (1)	8,612.9	12,488.5	14,857.0	15,963.9	**19,881.5**	24.5%
Shareholders' equity	906.4	1,120.8	1,161.9	1,076.9	**1,088.5**	1.1%
Financial debt (2)	82.2	79.2	350.8	296.7	**435.2**	46.7%
Market capitalisation (at year end)	987.7	1,228.6	1,182.0	1,403.5	**2,039.0**	45.3%
Shares (3)	181,564,536	181,564,536	181,564,536	181,564,536	**181,564,536**	---
PER	14.1	13.4	12.3	12.4	**14.4**	16.1%
Earnings per share (3)	0.39	0.51	0.53	0.62	**0.78**	25.8%
Dividend per share (3)	0.18	0.19	0.19	0.19	**0.21**	10.5%
Employees	11,049	10,142	11,284	12,376	**13,868**	12.1%
N/L Loss ratio (4)	76.8%	74.6%	72.4%	70.5%	**67.8%**	
N/L Expense ratio (4)	29.3%	29.6%	29.8%	30.8%	**28.7%**	
N/L Combined ratio (4)	106.1%	104.2%	102.2%	101.3%	**96.5%**	
ROE	7.9%	9.1%	8.4%	10.1%	**13.0%**	

1) Includes: mutual and pension funds (excluding defined benefit plans), mathematical reserves, technical reserves, provisions for risks and expenses, deposits received on ceded reinsurance, dues on transactions in preparation of insurance policies, and shareholders' equity. It does not include funds managed by the asset management subsidiaries of CAJA MADRID and MUSINI.
2) Debt increase due to the issuance of simple debentures for an amount of € 275 million in July 2001.
3) Adjusted for the 3-for-1 split realised in September 2001.
4) Calculated as a percentage of net premiums earned.

Million euros

Breakdown of funds under management[1]

	1998	1999	2000	2001	2002	**2003**
Technical reserves	4,524	5,109	8,542	10,683	12,008	**15,330**
Investment Funds	1,872	2,094	2,178	2,202	1,969	**2,341**
Pension Funds[2]	322	368	458	582	679	**853**
Shareholders Equity	862	906	1,121	1,162	1,077	**1,089**
Other Funds [3]	123	136	189	229	231	**270**
Total funds under management	7,702	8,613	12,488	14,857	15,964	**19,882**

1) Figures do not include funds managed by the asset management subsidiaries of CAJA MADRID and MUSINI.
2) Pension funds figures do not contain defined benefit funds entered into through a Life insurance contract, as they are included in the mathematical provisions of the Life insurance business.
3) Includes: provisions for risks and expenses, deposits received on ceded reinsurance and dues on transactions in preparation of insurance policies.

Million euros

Subsidiaries' solvency margins and ROEs

Company	Solvency Margin	Minimum Amount	**Solvency Margin (x)**	**ROE**
Corporación Mapfre	2,421.7	1,079.8	**2.2**	**13.0%**
Mapfre Caja Madrid Holding	1,740.2	780.8	**2.2**	**14.5%**
Mapfre Vida	869.7	493.9	**1.8**	**22.1%**
Mapfre Seguros Generales (non-consolidated)	259.4	71.8	**3.6**	**24.8%**
Mapfre Guanarteme	58.4	28.2	**2.1**	**29.8%**
Mapfre Finisterre + Oriente	83.2	33.0	**2.5**	**15.2%**
Mapfre Industrial	59.4	47.2	**1.3**	**38.0%**
Mapfre Caución y Crédito	19.2	9.3	**2.1**	**32.9%**
Musini, S.A.	205.0	52.4	**3.9**	**-0.1%**
Mapfre Caja Salud	91.1	44.5	**2.0**	**8.8%**
Mapfre América	525.8	192.5	**2.7**	**7.3%**
Mapfre Re	340.0	135.7	**2.5**	**9.8%**
Mapfre Asistencia	66.0	8.9	**7.4**	**6.6%**

Million euros

Corporación Mapfre: Organisation chart


MAPFRE MUTUALIDAD
55%
CORPORACIÓN MAPFRE
51%
MAPFRE CAJA MADRID HOLDING
100 %
MAPFRE INMUEBLES
85 %
MAPFRE AMÉRICA
84%
MAPFRE RE
100%
MAPFRE ASISTENCIA
MAPFRE SEGUROS GENERALES
100%
100%
MAPFRE VIDA
100%
100%
MAPFRE INDUSTRIAL
MUSINI VIDA
MAPFRE CAUCIÓN Y CRÉDITO
100%
GESMADRID CAJA MADRID BOLSA CAJA MADRID PENSIONES
30%
MUSINI, S.A.
98%
COMMERCIAL INSURANCE UNIT
MAPFRE CAJA SALUD
100%
NON-LIFE
LIFE AND SAVINGS
DOMESTIC BUSINESS
INTERNATIONAL BUSINESS

MAPFRE

vestor Relations Department

Luigi Lubelli
Finance Director
+34-91-581-6071

Antonio Triguero Sánchez
+34-91-581-5211

Natalia Rodríguez Sánchez
+34-91-581-2458

Marisa Godino Alvarez
Secretary
+34-91-581-2985

CORPORACIÓN MAPFRE, S.A.
Investor Relations Department
Carretera de Pozuelo a Majadahonda, nº 52
28220 Majadahonda
relacionesconinversores.cormap@mapfre.com

Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, and its results does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic enviroment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life insurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE does not undertake to update or revise periodically the content of this document.

Notice is hereby given to the CNMV that the General Shareholders' Meeting of CORPORACION MAPFRE, S.A., held on 6 March 2004 on first call, has resolved to:

- Approve the Non-consolidated and Consolidated Annual Accounts for fiscal year 2003 (which were filed, together with an accompanying letter, on 18 February 2004).

- Approve the distribution of results proposed by the Board of Directors, and therefore pay a total dividend of 0.21 euros gross to each share numbered 1 through 181,564,536, both inclusive. Part of this dividend, in the amount of 0.11 euros gross, was already paid, as agreed by the Executive Committee on 21 October 2003. The balance will be paid from 18 March onwards.

- Approve the activities of the Board of Directors during fiscal year 2003

- Appoint Mr. Luis Iturbe Sanz de Madrid as a member of the Board of Directors, replacing Mr. Felipe Rodrigo Zarzosa

- Ratify the appointment as Board Member of Mr.Victor Bultó Millet, approved by the Board of Directors on 17 September 2003, to replace the vacancy caused by the resignation of Mr. Sebastián Homet Duprá, and elect him this for a period of four years.

- Reelect for another four year period Board Members Mr. Domingo Sugranyes Bickel, Mr. Rafael Galarraga Solores and Mr. Dieter Göbel.

- Add to Title III of the Articles of Association a new Chapter 6 with the name "Audit Committee", comprised of articles 23-bis and 23-ter.

- Approve the Regulations of the General Shareholders' Meeting according to the text submitted to the General Shareholders' Meeting by the Board of Directors

- Renew the appointment of the firm Ernst & Young, S.L. as Auditors of the Accounts of the Company.

Madrid, 22 March 2004

Translation:
Original Spanish

QUESTIONNAIRE FOR BLOOMBERG
Filled in by Domingo Sugranyes
Executive Vice Chairman of CORPORACION MAPFRE

1. What is the exposure of MAPFRE to the damages caused by the terrorist attacks? (e.g. railways/infrastructure of Renfe, life insurance policies?) Should the State-operated compensation fund (the *Consorcio de Compensación de Seguros*) cover the potential costs of these damages? Is it correct that MAPFRE does not expect to incur any costs in connection with the terrorist attacks?

   The 11-M terrorist attacks will probably have little economic consequences for both the Insurance industry and MAPFRE. In Spain, the main catastrophe-related claims are covered by the State-operated compensation fund, which covers damages to property, as well as compensation for death and permanent disability. MAPFRE may only be liable for the payment of claims arising from complementary covers of the Compulsory Travellers' insurance policies or other Accident insurance policies, or from some Life and Funeral insurance policies of small amount. While at present it is not possible to assess exactly the scale of these claims, it is expected that their impact on the results of CORPORACION MAPFRE will not be significant.

Madrid, 18 March 2004

For further information, please contact the Communications Department of MAPFRE (phone 91 581 23 37, fax: 91 581 83 82, e-mail: mechanove@mapfre.com)

SIGNIFICANT EVENT NOTICE

Prior notice of a resolution to increase the capital

In accordance with the requirements of Law 24/1988 of 28 July, Royal Decree 291/1992 of 27 March, and other applicable regulations, this National Securities Market Commission is hereby given prior notice that the Board of Directors of CORPORACIÓN MAPFRE, S.A. (hereinafter referred to as "CORPORACIÓN MAPFRE" or "the Company"), pursuant to the authorisation granted to it by the Shareholders' Meeting, has approved on this same date to carry out a € 500,544,764,10 capital increase, through the issuance of 57,336,170 shares with a nominal value of € 0,5 each, at an issuance premium of € 8,23 per share.

The following are the main details of this issue:

1. **Type, value and description of the securities to be issued and amount of the issue:**

1.1 Type, value and description. The securities to be issued are ordinary shares with a par value of 0.50 euros each, all of the same class and series as those currently in existence, with the same rights as the rest of the shares issued by the Company, and which are represented by book entries.

The shares will give their holders the same voting and economic rights as those of the shares already in existence as from the date on which the capital increase will be declared to have been fully subscribed and paid up.

1.2 Amount. The capital increase implies the issue and release into circulation of 57,336,170 new shares with a par value of € 0,5 each. The total amount of the issue (par value plus issuance premium) is € 500,544,764.10, of which € 471,876,679.10 correspond to the issuance premium and € 28,668,085 to the par value.

2. Subscribers to whom the offer of securities is being made:

2.1 Preferential subscription rights. The existing shareholders in the Company shall have a preferential right to subscribe for the new shares, as provided for under the Companies Act, which they will be able to exercise within the fifteen days following the publication of the notice of the rights issue in the Official Journal of the Companies' Register, every nineteen existing shares permitting their holder to subscribe for six new shares.

2.2 Discretional allotment of shares. If, upon the closing of the preferential subscription period, there were any shares that had not been taken up, the Board of Directors may discretionally allot them within two (2) business days following the closing of the preferential subscription period.

3. **Additional information:**

3.1 Information about the issuing company. The full name of the issuer is "CORPORACION MAPFRE, S.A." whose registered office is at Madrid, Paseo de Recoletos No. 25, and it is recorded in the Madrid Companies Register on page M-6152, holding Tax Identification Number A-08055741.

The Company is a subsidiary of MAPFRE MUTUALIDAD DE SEGUROS Y REASEGUROS A PRIMA FIJA (hereinafter referred to as "MAPFRE MUTUALIDAD"), which, as of 31 December 2003, had a direct holding of 55.18 per cent in the share capital of CORPORACION MAPFRE.

3.2 Parent company commitment. The Board of Directors of MAPFRE MUTUALIDAD, in its meeting held on the date hereof, resolved to exercise all of the preferential subscription rights corresponding to the shares it holds in CORPORACIÓN MAPFRE, and also, within the discretional allotment period, to subscribe for any shares that may not be subscribed for within the preferential subscription period, and which may be allotted to it by the Board of Directors of the Company.

Therefore, even though no underwriting contract has been entered into, the subscription of the capital increase referred to in this Prior Notice is fully guaranteed.

3.3 Purpose of the transaction. The purpose of the capital increase to be carried out is to strengthen the structure of the own capital resources of CORPORACION MAPFRE in

order to undertake several capitalisation and expansion projects relating to companies belonging to its corporate group, such as: the repayment of the debt raised during 2003 to finance the acquisition of MUSINI, S.A. and a number of investments made by subsidiary MAPFRE ASISTENCIA; the already-committed capital increases of subsidiaries MAPFRE RE and MAPFRE ASISTENCIA, so as to support and promote the development of the reinsurance business of the former, and services for the elderly business of the latter; and to carry out as a number of new investments yet to be defined in direct insurance companies, primarily in Spain and Portugal.

3.4 Application for listing on the Stock Exchange. The Board of Directors has likewise resolved to apply for the listing of the new shares on the Stock Exchange, and to include them in the Spanish Stock Exchange Interconnection System (*Mercado Continuo*).

3.5 Subscription procedure. The subscription procedure for the shares that are the object of the public offering will be described in full detail in the issue Prospectus that is expected to be registered with this Commission.

3.6 Directors. CITIGROUP GLOBAL MARKETS LIMITED and the CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID will act as Directors for the issue.

This prior notice is not an offer to sell securities in the United States of America. The securities referred to in this document have not and will not be registered under the US Securities Act 1933, and neither can they be offered or sold in the US without being registered under the US Securities Act 1933, unless they are offered or sold under any of the

exemptions laid down in the said Act. No public offer of the securities referred to herein is being made in the US. This document is not for distribution in the United States.

Madrid, six March two thousand and four

SPANISH NATIONAL SECURITIES MARKET COMMISSION.

DIRECTORATE GENERAL OF PRIMARY MARKETS.

PASEO DE LA CASTELLANA, 19, MADRID.

Prior notice - request for verification and registration of the Information Memorandum

In accordance with the requirements of Law 24/1998 of 28 July, Royal Decree 291/1992 and all other applicable legal requirements, please find enclosed hereby the Information Memorandum (form RFV), for the purpose of its verification and record at the Official Register of this Comisssion.

Madrid, 20 February 2004

José Manuel González Porro

The SPANISH NATIONAL SECURITIES MARKET COMMISSION
DIRECTORATE GENERAL OF PRIMARY MARKETS.
Paseo de la Castellana, 19. MADRID.

Translation:
Original Spanish

Notice is hereby given to the CNMV that the Annual General Shareholders' Meeting of CORPORACION MAPFRE, held on 6 March 2004 has resolved to pay from next 18 March 2004 an interim dividend of € 0.10 gross out of the profits for fiscal year 2003 to all shares numbered 1 through 181,564,536, both inclusive.

On 18 March, the share will already trade as 'ex dividend'. The General Shareholders' Meeting, exercising its authorities, resolved to change the payment date from 3 May 2004, initially proposed by the Board of Directors, to 18 March 2004. This change is due to the capital increase, which was agreed by the Board of Directors on 6 March, prior to the holding of the aforesaid Annual General Meeting.

Madrid, 9 March 2004

The SPANISH NATIONAL SECURITIES MARKET COMMISSION. Paseo de la Castellana, 19. Madrid.

MAPFRE

PRESS RELEASE

SISTEMA MAPFRE RECORDED TOTAL REVENUES OF € 9,249.6 MILLION AND A GROSS RESULT OF € 606 MILLION AS AT DECEMBER 2003

CORPORACIÓN MAPFRE, THE GROUP'S LISTED HOLDING COMPANY, INCREASED ITS NET PROFIT BY 24.6%

1. The Group recorded a gross result of € 606 million as at December 2003

The total revenues of SISTEMA MAPFRE reached € 9,249.6 million in 2003, decreasing slightly with respect to the previous year (€ 9,305.2 million). Of these, € 7,589.3 million corresponded to written premiums from direct insurance and accepted reinsurance. The lack of growth in revenues is mainly due to the conclusion of the process of externalisation of corporate pension commitments, whose legal deadline was in 2002, and to the appreciation of the euro against the US dollar, which reduced the value of the income from foreign subsidiaries expressed in euros.

The consolidated profit before tax was € 606 million, a 37.8% increase, while the net result after tax amounted to € 446.4 million, a 36.5% increase with respect to 2002. € 147.8 million of the net result corresponded to minority shareholders, and the remaining € 298.6 million to MAPFRE MUTUALIDAD, which increased its net attributable profit by 45%. This increase reflects the excellent evolution of the Motor insurance business, the business line in which the Group's parent company is specialised.

2. CORPORACIÓN MAPFRE increased its net profit by 24.6%

CORPORACIÓN MAPFRE, the listed holding company for most of the subsidiaries of the Group, filed today with the CNMV a report on its results for the second half of 2003, which have likewise evolved very positively. Its consolidated profit before tax and minority interests amounted to € 320.6 million, while its net result after tax and minority interests was € 141.3 million, a 24.6% increase with respect to the previous year.

MAPFRE

PRESS RELEASE

The subsidiaries of CORPORACIÓN MAPFRE operating primarily in Spain, which are grouped under MAPFRE - CAJA MADRID Holding de Entidades Aseguradoras, recorded a total volume of premiums of € 3,421 million and a gross consolidated profit (before tax and minority interests) of € 232.1 million, a 21.7% increase. It is worth mentioning the evolution of the Non-life direct insurance premiums, which increased 21.1% to € 1,776.1 million, and of the funds managed by MAPFRE VIDA, which grew 12.4%, reaching 15,151.7 million.

The subsidiaries of CORPORACIÓN MAPFRE operating primarily abroad recorded a positive evolution of their businesses, with significant increases in their respective premiums figures expressed in local currency, and growing profits. Prominent among these subsidiaries were: MAPFRE AMERICA, whose net profit amounted to € 37.8 million (a 42.6% increase), and international reinsurer MAPFRE RE, whose net profit reached € 29.1 million (a 28.2% increase with respect to the previous year).

MAPFRE

PRESS RELEASE

SISTEMA MAPFRE RECORDED TOTAL REVENUES OF € 3,167 MILLION AND A GROSS RESULT OF € 186 MILLION AS AT MARCH 2004

CORPORACIÓN MAPFRE, THE GROUP'S LISTED HOLDING COMPANY, INCREASED ITS NET PROFIT BY 32.6%

1. The Group recorded a gross result of € 186 million as at March 2004

The total consolidated revenues of SISTEMA MAPFRE reached € 3,166.8 million as at March 2004, a 22% increase with respect to the previous fiscal year. Of these, € 2,753.4 million corresponded to written premiums from direct insurance and accepted reinsurance.

The gross profit was € 186 million, a 3.7% increase, which reflects the effect of a non-recurring € 34.3 million gain obtained in 2003 from the sale of a building in Barcelona. Excluding this effect, the gross profit increased by 28.2%. Profit after tax was € 135.6 million, a 1.6% increase over the same period of the previous year. Excluding the effect of the non-recurring gain mentioned above, profit after tax increased by 25.9%

2. CORPORACIÓN MAPFRE increased its net profit by 32.6%

CORPORACIÓN MAPFRE, the listed holding company for most of the subsidiaries of the Group, filed today with the CNMV a report on its March 2004 results, which have likewise evolved very positively. Its total revenues reached € 2,508.6 million, a 27.1% increase. Of these, € 2,149.5 million correspond to written premiums from direct insurance and accepted reinsurance, a 30.2% increase. Its consolidated profit before tax and minority interests amounted to € 104.6 million, while its net result after tax and minority interests was € 45.2 million, a 32.6% increase over the same period of the previous year.

MAPFRE

PRESS RELEASE

The subsidiaries of CORPORACIÓN MAPFRE operating primarily in Spain, which are grouped under MAPFRE - CAJA MADRID Holding de Entidades Aseguradoras, recorded a total volume of premiums of € 1,604.8 million, a 34.6% increase, and a gross consolidated profit (before tax and minority interests) of € 73.9 million, a 23.9% increase. It is worth mentioning the evolution of the Non-life direct insurance premiums, which increased 48.3% to € 1,031.1, reflecting significant growth across all lines of business and a € 128.8 million contribution from MUSINI. The funds managed by MAPFRE VIDA grew 24.6%, reaching € 15,552.3 million, with a € 1,724.2 million contribution from MUSINI.

The subsidiaries of CORPORACIÓN MAPFRE operating primarily abroad recorded a positive evolution of their businesses, with a 17.6% increase in their aggregated revenues, reaching € 728.8 million. As at March 2004, written premiums increased significantly over the same period of the previous year, despite the appreciation of the euro against the U.S. dollar occurred over the previous year. It is worth highlighting the increase in the volume of premiums of international reinsurer MAPFRE RE (37.5%), as well as of the volume of international direct Non-life insurance premiums (mainly MAPFRE AMERICA), with a 13.3% increase.

Madrid, 29 April 2004

Should you need further information, please contact with MAPFRE, Dirección de Comunicación (phone +34 91 581 2337, fax +34 91

MAPFRE

PRESS RELEASE

FINANCIAL INFORMATION OF SISTEMA MAPFRE AS AT 31.03.2004

1. Consolidated Profit & Loss Account of MAPFRE MUTUALIDAD and subsidiaries

ITEM	Million €		% Var
	2004	2003	04 / 03
Written and accepted premiums	2,753.4	2,178.7	26.4
Unearned premiums and unexpired risks reserves	(628.1)	(393.0)	59.8
Claims and other technical expenses	(2,043.1)	(1,745.6)	17.0
Result, ceded and retroceded reinsurance	(98.8)	(59.0)	67.5
Income and expenses from investments	237.6	227.1	4.6
Other technical income and expenses	(24.8)	(20.1)	23.4
Result, non-technical account	(10.2)	(8.7)	17.2
RESULT BEFORE TAX AND MINORITY INTERESTS	**186.0**	**179.4**	**3.7**
Tax	(50.4)	(46.0)	9.6
RESULT AFTER TAX	**135.6**	**133.4**	**1.6**

MAPFRE

PRESS RELEASE

FINANCIAL INFORMATION OF SISTEMA MAPFRE AS AT 31.03.2004

2. Consolidated results of CORPORACIÓN MAPFRE

COMPANY	Million €		% Var.
	2004	2003	04 / 03
Subsidiaries of MAPFRE CAJA MADRID HOLDING			
MAPFRE VIDA	35.5	29.0	22.4
MAPFRE SEGUROS GENERALES	23.6	22.7	4.0
MAPFRE EMPRESAS	18.7	10.3	81.6
MAPFRE CAJA SALUD	4.5	4.5	---
Other subsidiaries of CORPORACION MAPFRE			
MAPFRE AMERICA	15.7	13.6	15.4
MAPFRE RE	14.5	10.4	39.4
MAPFRE ASISTENCIA	2.0	1.8	11.1
MAPFRE INMUEBLES	3.7	3.0	23.3
TOTAL SUBSIDIARIES	**118.2**	**95.3**	**24.0**
Goodwill, consolidation adjustments and other items	(13.6)	(11.4)	19.3
RESULT BEFORE TAX AND MINORITY INTERESTS	**104.6**	**83.9**	**24.7**
TAX	(31.8)	(26.4)	20.5
RESULT AFTER TAX	**72.8**	**57.5**	**26.6**
RESULT ATTRIBUTABLE TO MINORITY INTERESTS	(27.6)	(23.4)	17.9
RESULT ATTRIBUTABLE TO CORPORACION MAPFRE	**45.2**	**34.1**	**32.6**

MAPFRE

PRESS RELEASE

FINANCIAL INFORMATION OF SISTEMA MAPFRE AS AT 31.03.2004

3. Consolidated results before goodwill, tax and minority interests by Company

COMPANY	Million €		% Var.
	2004	2003	04 / 03
MAPFRE MUTUALIDAD (MOTOR INSURANCE)	90.4	89.9	0.6
MAPFRE VIDA	35.5	29.0	22.4
MAPFRE SEGUROS GENERALES	23.6	22.7	4.0
MAPFRE EMPRESAS	18.7	10.3	81.6
MAPFRE CAJA SALUD	4.5	4.5	---
MAPFRE AGROPECUARIA	1.8	1.4	28.6
MAPFRE SEGUROS GERAIS	1.9	1.8	5.6
MAPFRE AMERICA	15.7	13.6	15.4
MAPFRE AMERICA VIDA	(0.3)	1.4	(121.4)
MAPFRE RE	14.5	10.4	39.4
MAPFRE ASISTENCIA	2.0	1.8	11.1
MAPFRE INMUEBLES	3.7	3.0	23.3

The SPANISH NATIONAL SECURITIES MARKET COMMISSION
Paseo de la Castellana 19,
28046 Madrid

I, JOSE MANUEL GONZÁLEZ PORRO, Secretary of the Board of Directors of CORPORACIÓN MAPFRE, S.A., with its registered office at Paseo de Recoletos 25, Madrid, and holder of Tax Identification Number A-08055741, hereby appear before the Spanish National Securities Market Commission, and state as follows:

WHEREAS

I. On April 15th 2004, the resolution to increase the share capital of the company in the amount of 28,668,085 euros by way of the issue and release into circulation of 57,336,170 ordinary shares with a par value of 0.50 euros each, of the same series and class as the shares already existing, represented by book entries, was engrossed in public format by way of a deed executed before the Notary of Madrid, Mr. José María de Prada Guaita, numbered 1515 in his notarial repertory file, which was recorded at the Commercial Registry of Madrid on April 16th 2004.

On April 16th 2004, a document annexing a notarial attestation of the said deed was filed with the said Commission, bearing entry registration number 2004-032045, and a copy thereof is included with this notice.

II. In accordance with the terms of the Company's Long-Form Prospectus recorded at the official registers of the Spanish National Securities Market Commission on March 22nd 2004, the said increase was approved at the meeting of the Board of Directors held on March 6th 2004, pursuant to the authorization granted to the Board by the Shareholders Meeting held on April 21st 2001, with the aim that over the five years following the date of this resolution, it may increase the share capital on one or more occasions up to a maximum of 45,391,134 euros, equivalent to 50% of the share capital. The Board of Directors was authorized to freely establish the manner and conditions of any increases that it should carry out pursuant to this authorization, with the power to issue the shares with or without voting rights, and even with an issue premium, and to amend Article of Association number 5, as the case may be, in order for it to correspond with the resulting share capital.

III. At the meeting of the Board of Directors held on March 6th 2004, it was likewise resolved that an application for listing would be made to the Madrid and Barcelona Stock Exchanges, and to the Spanish Stock Exchange Interconnection System (Mercado Contínuo), and to apply for the Securities Clearing and Settlement Service to, in due course, record the said shares in the Book Entries Accounting Register. The said

resolution was made expressly subject to any existing rules, or any rules which may exist in the future with regard to stock exchanges, and in particular with regard to trading, continued official listing, and exclusion from official listing.

IV. The type and characteristics of the new shares issued in connexion with the said increase in share capital are as follows:

Issuer: CORPORACIÓN MAPFRE, S.A., with its registered office at Paseo de Recoletos 25, Madrid, and holder of Tax Identification Number A-08055741.

Amount: The increase in share capital has been carried out in the amount of 28,668,085 euros by way of the issue and release into circulation of 57,336,170 ordinary shares with a par value of 0.50 euros each, of the same series and class as those already existing, numbered consecutively from 181,564,337 to 238,900,706, both inclusive, represented by book entries.

Type: The new shares issued are ordinary shares, of the same class and series as those currently in existence.

Representation: The new shares shall be represented by way of book entries, and the securities register thereof is held by the *Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.* (IBERCLEAR) (the Securities Registration, Clearing, and Settlement Company), and the members of its clearing system.

Stock Exchanges where an application will be made for the new shares to be listed: On April 16th 2004, the company made an application for the new shares to be listed on the Stock Exchanges in Madrid and Barcelona, as well as for their inclusion in the Spanish Stock Exchange Interconnection System (*Mercado Contínuo*).

V. The resolutions approved by the company have been recorded at the official registers of the Spanish National Securities Market Commission. Likewise, the resolution approved by the Board of Directors dated March 6th 2004 is attached as an annex to the long-form prospectus recorded at the official registers of the Spanish National Securities Market Commission on March 22nd 2004.

VI. By way of this document, pursuant to Article 32 of the Securities Market Act 24/1988 dated July 28th, the mandatory PRIOR NOTICE is hereby drawn up, in relation to the application for official listing on the Madrid and Barcelona Stock Exchanges of the 57,336,170 ordinary shares in CORPORACIÓN MAPFRE, S.A., which are the subject of the said increase in share capital, with ISIN Code ES0124244D35 assigned to this issue, without prejudice to the assignment applied for of the same ISIN code as the shares actually in circulation, as well as their inclusion

in the Spanish Stock Exchange Interconnection System (*Mercado Contínuo*).

In view of the foregoing,

I HEREBY REQUEST the Spanish National Securities Market Commission to acknowledge receipt of this PRIOR NOTICE in relation to the listing of the new shares in CORPORACIÓN MAPFRE, S.A. on the Madrid and Barcelona Stock Exchanges, as well as their inclusion in the Spanish Stock Exchange Interconnection System (*Mercado Contínuo*), to accept it and, following the necessary steps, to record it in the corresponding official register of this Commission.

In Madrid, on April 20th 2004.

RELEVANT FACT

Translation from Spanish

In compliance with the requirements of article 113 of the Securities Market Law (Ley del Mercado de Valores), notice is hereby given that the General Shareholders' Meeting of CORPORACION MAPFRE, held on 6 March 2004, has resolved unanimously to approve the regulation of the General Shareholders' Meeting.

Madrid, 22 March 2004

Translation
Original: Spanish

Notice is hereby given to the SPANISH NATIONAL SECURITIES MARKET COMMISSION (CNMV) that, in accordance with article of association no. 16, Board Member Mr. Felipe Rodrigo Zarzosa, has left the Board of Directors of CORPORACIÓN MAPFRE on 16 February 2004, having reached 70 years of age.

Madrid, 26 February 2004

Translation:
Original Spanish

Request for the revocation of the prior notice relative to verification and registration of the Offering Memorandum

Notice is hereby given to the CNMV that, CORPORACION MAPFRE considers as revoked the prior notice of request for verification and registration of the Offering Memorandum, which was released the 20 February 2004.

Madrid, 17 March 2004

José Manuel González Porro

SPANISH NATIONAL SECURITIES MARKET COMMISSION.

DIRECTORATE GENERAL OF PRIMARY MARKETS.

PASEO DE LA CASTELLANA, 19, MADRID

MAPFRE

PRESS RELEASE

MAPFRE MUST CONTINUE TO GROW STRONGLY TO INCREASE ITS SIZE AND PROMOTE THE PROFESSIONAL DEVELOPMENT OF THE EMPLOYEES OF ITS GROUP OF COMPANIES

CORPORACIÓN MAPFRE to carry out a € 500 million capital increase

------

MAPFRE will devote a 4.64% of its net result to socially relevant activities through its foundations

The Annual General Meetings of MAPFRE MUTUALIDAD, the parent company of SISTEMA MAPFRE (the MAPFRE GROUP), and of CORPORACION MAPFRE, the listed holding company for the main joint-stock companies that belong to the aforesaid Group, were held this morning in the 'Palacio de Congresos' of the Madrid Fair.

- During the General Shareholders' Meeting of CORPORACION MAPFRE, which was the first of the two meetings to be held, the Board of Directors informed shareholders that, in its meeting held immediately ahead of the Shareholders' Meeting, it has resolved to carry out a € 500 million rights issue, in accordance with the terms detailed in the annex to this press release.

  The Executive Vice-Chairman, Domingo Sugranyes, presented the results for fiscal year 2003. CORPORACION MAPFRE and its subsidiaries achieved a gross consolidated result of € 320.6 million, a 23.8% increase, and a net attributable result of € 141.3 million, equivalent to € 0.78 per share.

MAPFRE

PRESS RELEASE

In compliance with the recently introduced legal requirements on transparency, the reports on Corporate Governance and Internal Audit have been released, together with the Regulations of the Board of Directors. The regulations of the General Shareholders' Meeting and a proposal to modify the Articles of Association in order to adapt the regulation of the Audit Committee to the new legal requirements, were submitted to the General Shareholders' Meeting for approval.

The General Shareholders' Meeting approved all proposals submitted to its approval, which included: the payment of an interim dividend of € 0.10 per share; the reelection of Board members Mr. Domingo Sugranyes Bickel, Mr. Rafael Galárraga Solores and Mr. Dieter Göbel; the appointment of Mr. Luis Iturbe Sanz de Madrid as a new independent Board member, replacing Mr. Felipe Rodrigo Zarzosa, who left the Board of Directors recently, having reached the age limit established in the Articles of Association; and the ratification of the appointment of Mr. Victor Bultó Millet.

- The Annual General Meeting of MAPFRE MUTUALIDAD approved a number of proposals including: the activities of the Board of Directors; the 2003 Annual Accounts of MAPFRE MUTUALIDAD and the consolidated 2003 accounts of SISTEMA MAPFRE, which reflect a gross result of € 606 million, a 38% increase, and a net result attributable to MAPFRE MUTUALIDAD of € 298.6 million, a 45% increase; the reelection of Board members Mr. Santiago Gayarre Bermejo, Mr. Rafael Fontoira Suris, Mrs. Francisca Martín Tabernero, Mr. Agustín Rodríguez García, Mr. Francisco Vallejo Vallejo and Mr. Primitivo de Vega Zamora; the appointment of Mr. Eduardo Fernández de la Fuente replacing Mr. Juan I. Pérez Íñiguez; the transfer of the agricultural and livestock insurance business to the new subsidiary MAPFRE AGROPECUARIA Compañía Internacional de Reaseguros, S.A; and donations to the MAPFRE Foundations amounting to € 16.9 million, which together with the € 3.8 million contributed by other SISTEMA MAPFRE companies, will be equal to an allocation of

4.64% of the Group's net consolidated result to socially relevant activities through such foundations.

The Chairman of SISTEMA MAPFRE, José Manuel Martínez, in its speech delivered before the Annual General Meeting, underlined that the gross result of SISTEMA MAPFRE increased by 38% with respect to the previous year, exceeding by more than € 100 million the estimated target, which already took into account the strong increase in profit (40%) achieved in 2002 with respect to 2001. This means that the targets set in the Strategic Plan of SISTEMA MAPFRE will be achieved over one year earlier than expected.

Mr. Martinez mentioned the numerous awards MAPFRE received during this fiscal year as well as the upgrades of the ratings assigned to it by the rating agencies, which underscore the general acknowledgement of the quality of management in SISTEMA MAPFRE.

Mr. Martinez commented on the acquisitions carried out and the new projects implemented during the fiscal year, with a particular reference to MUSINI and MUSINI VIDA. He underlined that a core goal of MAPFRE's strategy is to maintain strong growth rates in order to increase its size, thus also enhancing the professional development opportunities for its employees. Along these lines, he announced the immediate opening of both a representative office of CORPORACION MAPFRE and a subsidiary of MAPFRE ASISTENCIA in China, as a preliminary step towards a presence in the direct insurance business in a market whose importance in the world economy can only be expected to increase.

Mr. Martinez valued very positively the results of the revision of the senior management structures of SISTEMA MAPFRE carried out at the end of 2002. He also underlined the excellent results of the alliance with CAJA MADRID, highlighting its importance for the development of SISTEMA MAPFRE.

MAPFRE

PRESS RELEASE

He stressed that productivity increase and customer focus are key factors for the business success of SISTEMA MAPFRE. These factors underpin the revision plan for the Territorial Structure of SISTEMA MAPFRE, which aims to increase efficiency, exploit synergies, enhance the effectiveness of sales initiatives, and improve the services offered to policyholders and customers, maintaining the principle of specialisation in the management of the various operating units. Along these lines, he underlined the fact that 113 new branches were opened in Spain and 300 in the Americas during 2003, and that in 2004 a further 221 new branches will be opened in Spain and 200 in the Americas, to boost organic growth and allow for a greater proximity to customers.

SISTEMA MAPFRE, an independent Spanish Group, is formed by MAPFRE MUTUALIDAD DE SEGUROS Y REASEGUROS A PRIMA FIJA and another 247 companies with presence in 37 countries. In 2003, its consolidated revenues amounted to € 9,250 million and its funds under management reached € 25,677 million. At the end of fiscal year 2003, it had 3,529 branches (2,725 in Spain and 804 in other countries) and employed 18,605 persons (10,064 in Spain and 8,541 in other countries).

Madrid, 6 March 2004

For further information, please contact the Communications Department of MAPFRE (phone 91 581 23 37, fax 91 581 83 82 e-mail mechanove@mapfre.com).